Exhibit 99.1

Waterdrop Inc. Announces Second Quarter 2022 Unaudited Financial Results

BEIJING, Sept. 9, 2022/PRNewswire/—Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Financial and Operational Highlights for the Second Quarter of 2022

•

Healthy and solid revenue growth: For the second quarter of 2022, the first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace amounted to RMB1,646.3 million (US$245.8 million), and our net operating revenue was RMB701.4 million (US$104.7 million) which represented an increase of 8.1% quarter over quarter, further solidifying our growth trajectory as we continued to implement our new strategy.

•

Consistent cost control and significant profit enhancement: For the second quarter of 2022, our sales and marketing expenses decreased by 88.4%, and total operating costs and expenses decreased by 68.9% year over year, respectively. Our net profit reached RMB206.9 million (US$30.9 million), following the profit of RMB105.0 million in the first quarter of 2022, representing a significant increase of 97.2% quarter over quarter. The profits we have delivered over three consecutive quarters demonstrate the effectiveness of the measures we have taken to control costs and enhance profitability.

•

Positive cash flow: As of June 30, 2022, our cash and cash equivalents and short-term investment balance increased by RMB363.9 million from the end of the first quarter of 2022 to RMB3,288.1 million (US$490.9 million), as we continued to generate positive operating cash flow, partially offset by the investing and financing cash outflow.

•

Further expanded product offerings: As of June 30, 2022, we offered 454 insurance products on our platform, as compared with 408 as of March 31, 2022. Over 90% of the FYP generated through our Waterdrop Insurance Marketplace was contributed by our exclusive customized insurance products. In the second quarter of 2022, the FYP of critical illness insurance accounted for 28.7% of overall FYP, compared to 27.6% in the first quarter of 2022.

•	As of June 30, 2022, over 412 million people cumulatively donated an aggregate of approximately RMB53.3 billion to over 2.58 million patients through Waterdrop Medical Crowdfunding.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “In the second quarter of 2022, we made further progress in enhancing our profitability. At this stage, our profits derive solely from insurance-related business. This third consecutive quarter of profitability is a testament to the fact that our business has entered the profit-making phase. Going forward, we will continue to strengthen our operational efficiency and optimize cost structure to achieve a healthy development. Our strong operational and financial performance has once again enhanced our confidence in our ability to maintain momentum and achieve the overall profitability goal we set for the full year of 2022.

For our insurance business, we continued to optimize the operating model of ‘multi-platform, multi-supply and multi-service mode’ in the second quarter. Down the road, we will continue to strengthen insurance product innovation and offer value-added services to diverse customer segments, while actively exploring other potential growth channels. We managed to enhance our take rate and maintain the repurchase and renewal rates at a high level. We also launched ‘Waterdrop Blue Ocean’, the industry’s first customized critical illness insurance products waiving health declarations, further expanding our user base beyond healthy customers to extend coverage to customers with pre-existing medical conditions.

For our medical crowdfunding business, we established an Operational Transparency Committee to systematically ensure the authenticity of the campaigns initiated on the Waterdrop Medical Crowdfunding platform, and to safeguard the rights and interests of fundraisers and donors. I myself serve as the head of the committee. We will make every effort to promote the best practices and the orderly development of the whole industry.

In the second quarter of 2022, our E-find Patient Platform sustained its high growth momentum. We successfully enrolled approximately 700 patients in clinical trials and onboarded over 60 new programs by partnering with leading pharmaceutical companies, bringing the total number of clinical trial programs for new drug registrations to more than 300. Apart from the rapid progress of oncology and chronic disease clinical trials, we also made new breakthroughs in the field of rare diseases. Our E-find Patient Platform has become one of China’s leading patient recruitment platforms thanks to our deliberate efforts, our ability to efficiently and accurately recruit patients suitable for trial projects, as well as our high operational efficiency. We have now collaborated with most of the top innovative pharmaceutical manufacturers and are exploring CRO business opportunities along the industry chain to maximize our advantages in healthcare.”

Financial Results for the Second Quarter of 2022

Operating revenue, net

Net operating revenue for the second quarter of 2022 decreased by 25.3% year over year to RMB701.4 million (US$104.7 million) from RMB939.4 million for the same period of 2021, which was primarily due to the decrease of RMB273.1 million in insurance-related income, partially offset by the increase of RMB56.1 million from crowdfunding service fees. Net operating revenue increased by 8.1% compared with the first quarter of 2022, mainly driven by the increase in crowdfunding service fees.

•

Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokerages, and agency companies. Our insurance-related income amounted to RMB625.9 million (US$93.4 million) in the second quarter of 2022, representing a decrease of 30.4% year over year from RMB899.1 million for the second quarter of 2021, which was mainly due to the decrease in insurance brokerage income.

•

Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services on the internet, enabling those with significant medical bills to seek help from caring hearts through technology (“the medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. Since April 7, 2022, our crowdfunding platform has ceased to fully subsidize the related cost and started to charge a service fee of 3% of the funds raised, up to a maximum amount of RMB5,000 for a single campaign. Considering the specific situation of each case, we may selectively subsidize the service fee for certain extremely needy patients. For the second quarter of 2022, we generated RMB56.1 million in service fees, compared to nil in the same period of 2021, and those fees are used to cover part of the operating costs of the crowdfunding platform.

Operating costs and expenses

Operating costs and expenses decreased by 68.9% year over year to RMB545.5 million (US$81.4 million) for the second quarter of 2022, due to the effective cost control measures taken since the third quarter of 2021. On a quarter-over-quarter basis, operating costs and expenses slightly increased by 2.5%.

•

Operating costs decreased by 6.1% year over year to RMB244.6 million (US$36.5 million) for the second quarter of 2022, compared with RMB260.4 million for the second quarter of 2021, which was primarily driven by (i) a RMB58.1 million decrease in personnel cost for our consultants and insurance agents team; (ii) a RMB35.5 million decrease in professional and outsourced customer service fees, partially offset by (iii) the increase of RMB61.5 million mainly due to recording the crowdfunding consultants team costs from sales and marketing expense to operating costs, as we started to generate crowdfunding service fees since April, 2022. On a quarter-over-quarter basis, operating costs increased by 57.9% in the second quarter of 2022, primarily because the crowdfunding direct costs of RMB61.5 million were recorded in operating costs in the second quarter of 2022 as mentioned above, and the professional and outsourced customer service fees increased by RMB15.8 million, as compared to the first quarter of 2022.

•

Sales and marketing expenses decreased materially by 88.4% year over year to RMB144.4 million (US$21.6 million) for the second quarter of 2022, compared with RMB1,244.9 million for the same quarter of 2021. The decrease was primarily due to (i) a RMB956.0 million decrease in marketing expenses to third-party traffic channels and (ii) a RMB136.4 million decrease in outsourced sales and marketing service fees to third parties. On a quarter-over-quarter basis, sales and marketing expenses decreased by 29.3% from RMB204.3 million for the first quarter of 2022. This was mainly due to the decrease of RMB61.5 million in crowdfunding related direct costs recorded from sales and marketing expenses to operating costs as above mentioned.

•

General and administrative expenses decreased by 42.3% year over year to RMB86.1 million (US$12.8 million) for the second quarter of 2022, compared with RMB149.1 million for the same quarter of 2021. The year-over-year variance was due to a combined impact of (i) a decrease of RMB54.0 million in share-based compensation expenses, and (ii) a RMB6.7 million decrease in personnel cost. On a quarter-over-quarter basis, general and administrative expenses decreased by 15.6% from RMB102.0 million for the first quarter of 2022, which was mainly due to a decrease of RMB10.9 million in allowance for doubtful accounts and RMB2.3 million in personnel cost and share-based compensation expenses.

•

Research and development expenses decreased by 29.8% year over year to RMB70.4 million (US$10.5 million) for the second quarter of 2022, compared with RMB100.3 million for the same period of 2021. The decrease was primarily due to RMB26.5 million decreases in research and development personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, research and development expenses remained stable.

Operating profit for the second quarter of 2022 was RMB155.9 million (US$23.3 million), compared with an operating loss of RMB815.4 million for the second quarter of 2021 and a profit of RMB116.6 million for the first quarter of 2022.

Interest income for the second quarter of 2022 was RMB15.2 million (US$2.3 million), compared with RMB11.3 million for the same period of 2021. The increase was primarily due to the increase in our bank balance and short-term investments as a result of the receipt of net proceeds from the completion of our initial public offering in May 2021 and positive operating cash flow generated from the business.

Income tax benefit for the second quarter of 2022 was RMB19.8 million (US$2.9 million), compared with an income tax benefit of RMB143.5 million for the same period of 2021.

Net profit attributable to Waterdrop for the second quarter of 2022 was RMB206.9 million (US$30.9 million), compared with a net loss of RMB655.8 million for the same period of 2021, and a net profit of RMB105.0 million for the first quarter of 2022.

Adjusted net profit attributable to Waterdrop for the second quarter of 2022 was RMB232.5 million (US$34.7 million), compared with an adjusted net loss of RMB570.1 million for the same period of 2021, and an adjusted net profit of RMB127.3 million for the first quarter of 2022.

Cash and cash equivalents and short-term investments

As of June 30, 2022, the Company had combined cash and cash equivalents and short-term investments of RMB3,288.1 million (US$490.9 million), as compared with RMB2,787.1 million as of December 31, 2021.

Share Repurchase Plan

Pursuant to the 12-month share repurchase program announced on September 8, 2021, since the announcement up to the end of the second quarter of 2022, we cumulatively repurchased approximately 4.7 million ADSs from the open market with cash for a total consideration of approximately US$7.2 million.

The board of the Company (the “Board”) has approved a new upsized share repurchase program. Under the new program, the Company is authorized to repurchase its own ordinary shares in the form of American depository shares with an aggregate value of up to US$80 million in the twelve-month period. The program will be funded by existing cash on the Company’s balance sheet. The decision is made based on the management’s confidence in both the external environment and the sound development of the Company. The Company’s proposed repurchase may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the “SEC”) Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program.

Business Outlook

The Company expects to achieve overall profitability on a non-GAAP basis for the year 2022 under the circumstances that we continue to invest in established businesses and new initiatives. This forecast is based on the current market conditions and reflects the Company’s preliminary view and estimates, which are all subject to change.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted net operating revenue and adjusted net profit/loss, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net operating revenue represents net operating revenue excluding management fee income from mutual aid business. Adjusted net profit/loss represents net profit/loss excluding share-based compensation expense, the impact of terminating the mutual aid plan and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net operating revenue and adjusted net profit/loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on September 9, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Elite Entry Number:	8726141

Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

A telephone replay will be accessible two hours after the conclusion of the conference call through September 16, 2022 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Access Code:	6133699

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

Xiaojiao Cui

IR@shuidi-inc.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-1380-111-0739

E-mail: Eyuan@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	817,719	868,593	129,678
Restricted cash	667,664	444,248	66,324
Short-term investments	1,969,362	2,419,525	361,226
Accounts receivable, net	643,843	663,053	98,991
Current contract assets	563,611	383,435	57,245
Amount due from related parties	1,049	256	38
Prepaid expense and other assets	369,794	409,748	61,174

Total current assets	5,033,042	5,188,858	774,676

Non-current assets
Non-current contract assets	29,889	70,581	10,537
Property, equipment and software, net	44,762	38,298	5,718
Intangible assets, net	56,753	56,684	8,463
Long-term investments	11,812	11,909	1,778
Right of use assets, net	59,081	38,001	5,673
Deferred tax assets	11,840	—	—
Goodwill	3,420	3,420	511

Total non-current assets	217,557	218,893	32,680

Total assets	5,250,599	5,407,751	807,356

Liabilities and Shareholders’ Equity
Current liabilities
Amount due to related parties	20,449	8,995	1,343
Insurance premium payables	685,028	479,615	71,605
Deferred revenue	803	407	61
Accrued expenses and other current liabilities	498,752	463,478	69,195
Current lease liabilities	44,113	28,894	4,314

Total current liabilities	1,249,145	981,389	146,518

Non-current liabilities
Non-current lease liabilities	14,477	8,663	1,293
Deferred tax liabilities	13,551	30,210	4,510

Total non-current liabilities	28,028	38,873	5,803

Total liabilities	1,277,173	1,020,262	152,321

Shareholders’ equity
Class A ordinary shares	107	107	16
Class B ordinary shares	27	27	4
Treasury stock	—	(2)	—
Additional paid-in capital	7,329,420	7,351,294	1,097,519
Accumulated other comprehensive (loss)/income	(21,492)	58,798	8,778
Accumulated deficit	(3,334,636)	(3,022,735)	(451,282)

Total shareholders’ equity	3,973,426	4,387,489	655,035

Total liabilities and shareholders’ equity	5,250,599	5,407,751	807,356

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Six Months Ended June 30,
	June 30, 2021	March 31, 2022	June 30, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	939,354	648,688	701,418	104,719	1,822,721	1,350,106	201,566

Operating costs and expenses(i)
Operating costs	(260,417)	(154,880)	(244,616)	(36,520)	(561,025)	(399,496)	(59,643)
Sales and marketing expenses	(1,244,935)	(204,343)	(144,423)	(21,562)	(2,082,088)	(348,766)	(52,069)
General and administrative expenses	(149,101)	(101,995)	(86,054)	(12,848)	(270,388)	(188,049)	(28,075)
Research and development expenses	(100,259)	(70,825)	(70,402)	(10,510)	(185,134)	(141,227)	(21,085)

Total operating costs and expenses	(1,754,712)	(532,043)	(545,495)	(81,440)	(3,098,635)	(1,077,538)	(160,872)

Operating (loss)/profit	(815,358)	116,645	155,923	23,279	(1,275,914)	272,568	40,694

Other income
Interest income	11,327	14,492	15,213	2,271	24,542	29,705	4,435
Foreign currency exchange gain	1,473	653	163	24	2,257	816	122
Others, net	3,332	24,489	15,888	2,373	5,433	40,377	6,028

(Loss)/profit before income tax	(799,226)	156,279	187,187	27,947	(1,243,682)	343,466	51,279

Income tax benefit/(expense)	143,474	(51,321)	19,756	2,949	217,774	(31,565)	(4,713)

Net (loss)/profit attributable to Waterdrop Inc.	(655,752)	104,958	206,943	30,896	(1,025,908)	311,901	46,566

Preferred shares redemption value accretion	(42,000)	—	—	—	(152,287)	—	—
Net (loss)/profit attributable to ordinary shareholders	(697,752)	104,958	206,943	30,896	(1,178,195)	311,901	46,566

Net (loss)/profit	(655,752)	104,958	206,943	30,896	(1,025,908)	311,901	46,566
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of tax	(9,253)	(7,783)	83,901	12,526	(12,035)	76,118	11,364
Unrealized gains on available for sale investments, net of tax	(848)	1,072	3,100	463	219	4,172	623

Comprehensive (loss)/income	(665,853)	98,247	293,944	43,885	(1,037,724)	392,191	58,553

Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic	2,854,023,284	3,938,758,720	3,926,602,657	3,926,602,657	2,027,403,481	3,932,647,108	3,932,647,108
Diluted	2,854,023,284	4,017,949,706	4,006,060,346	4,006,060,346	2,027,403,481	4,009,442,628	4,009,442,628
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.24)	0.03	0.05	0.01	(0.58)	0.08	0.01
Diluted	(0.24)	0.03	0.05	0.01	(0.58)	0.08	0.01

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Six Months Ended June 30,
	June 30, 2021	March 31, 2022	June 30, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(3,633)	(2,802)	(1,771)	(265)	(6,614)	(4,573)	(683)
General and administrative expenses	(73,939)	(16,921)	(19,976)	(2,982)	(135,960)	(36,897)	(5,508)
Research and development expenses	(9,597)	(3,284)	(3,998)	(597)	(15,773)	(7,282)	(1,087)

Total	(87,169)	(23,007)	(25,745)	(3,844)	(158,347)	(48,752)	(7,278)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Six Months Ended June 30,
	June 30, 2021	March 31, 2022	June 30, 2022		2021		2022
	RMB	RMB	RMB	USD	RMB		RMB	USD
Net operating revenue	939,354	648,688	701,418	104,719	1,822,721		1,350,106	201,566

Less:
Management fee income	—	—	—	—	2,745	(ii)	—	—

Adjusted net operating revenue	939,354	648,688	701,418	104,719	1,819,976		1,350,106	201,566

	For the Three Months Ended				For the Six Months Ended June 30,
	June 30, 2021	March 31, 2022	June 30, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/profit	(655,752)	104,958	206,943	30,896	(1,025,908)	311,901	46,566

Add:
Share-based compensation expense	87,169	23,007	25,745	3,844	158,347	48,752	7,278
Foreign currency exchange gain	(1,473)	(653)	(163)	(24)	(2,257)	(816)	(122)
Impact of terminating the mutual aid plan (iii)	—	—	—	—	96,697	—	—

Adjusted net (loss)/profit	(570,056)	127,312	232,525	34,716	(773,121)	359,837	53,722

(ii)

This represents the net management fee revenue related to the mutual aid business for the three months ended March 31, 2021 after recording the RMB19.9 million reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021.

(iii)

This represents the estimated cost of medical expenses and cost of one-year health insurance coverage. RMB19.9 million (US$3.0 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB76.8 million (US$11.5 million) was recorded as operating costs.